Exhibit 99.1

Condensed consolidated income statement (unaudited)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
£000s (except per share information)	£000s	£000s	£000s	£000s
Revenue	598	9,104	13,004	20,478
Cost of sales	(2,638)	(2,831)	(4,851)	(7,365)
Gross profit	(2,040)	6,273	8,153	13,113
Research and development costs	(10,995)	(12,615)	(20,174)	(25,154)
General and administrative expenses	(5,288)	(5,115)	(10,458)	(11,565)
Operating loss	(18,323)	(11,457)	(22,479)	(23,606)
Finance and other expenses	(183)	(893)	(25)	(1,753)
Finance and other income	1,065	340	1,698	676
Loss for the period before taxation	(17,441)	(12,010)	(20,806)	(24,683)
Taxation	1,879	1,609	3,368	4,078
Loss for the period after taxation	(15,562)	(10,401)	(17,438)	(20,605)
Loss per ordinary share (basic and diluted)	(11.1) pence	(9.6) pence	(12.8) pence	(19.0) pence

Condensed consolidated statement of comprehensive income (unaudited)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	£000s	£000s	£000s	£000s
Loss for the period after taxation	(15,562)	(10,401)	(17,438)	(20,605)
Other comprehensive expense, net of tax:
Items that may subsequently be reclassified to profit and loss:
Foreign exchange differences arising on consolidation of foreign operations	(54)	(150)	(144)	(189)
Total other comprehensive income/(expense) for the period	(54)	(150)	(144)	(189)
Total comprehensive expense for the period	(15,616)	(10,551)	(17,582)	(20,794)

Condensed consolidated balance sheet (unaudited)

	Jun 30, 2024	December 31, 2023
	£000s	£000s
Non-current assets
Property, plant and equipment	1,686	1,813
Goodwill	7,662	7,840
Other intangible assets	267	284
Other long term assets	2,361	2,580
Financial assets at amortized cost	284	284
	12,260	12,801
Current assets
Cash and cash equivalents	109,482	54,031
Financial assets at amortized cost	40,112	-
R&D tax credit receivable	12,852	17,627
Other current assets	12,244	9,135
Trade receivables	1,686	228
	176,376	81,021
Non-current liabilities
Contract liabilities	(58,187)	(58,910)
Lease liability	-	(93)
	(58,187)	(59,003)
Current liabilities
Contract liabilities	(2,766)	(5,161)
Trade and other payables	(14,992)	(12,429)
Lease liability	(184)	(179)
	(17,942)	(17,769)
Net assets	112,507	17,050
Capital and reserves attributable to the owners of the parent
Share capital	7,019	5,942
Capital reserves	423,831	313,769
Translation reserve	1,807	1,951
Accumulated losses	(320,150)	(304,612)
Total shareholders' equity	112,507	17,050

Condensed consolidated statement of changes in equity (unaudited)

Six months ended June 30, 2023
	Share Capital	Capital Reserves	Translation Reserve	Accumulated Losses	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2023	5,390	277,860	2,085	(263,263)	22,072
Recognition of share-based payments	-	7,693	-	-	7,693
Options exercised in the period	-	(1,106)	-	1,106	-
Proceeds from ordinary shares issued	122	3,163	-	-	3,285
Transactions with owners recognized directly in equity	122	9,750	-	1,106	10,978
Loss for period	-	-	-	(20,605)	(20,605)
Other comprehensive income					-
Foreign exchange differences arising on consolidation of foreign operations	-	-	(189)	-	(189)
Total comprehensive expense for the period	-	-	(189)	(20,605)	(20,794)
At June 30, 2023	5,512	287,610	1,896	(282,762)	12,256

Six months ended June 30, 2024
	Share Capital	Capital Reserves	Translation Reserve	Accumulated Losses	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2024	5,942	313,769	1,951	(304,612)	17,050
Recognition of share-based payments	-	6,532	-	-	6,532
Options exercised in the period	-	(1,900)	-	1,900	-
Proceeds from ordinary shares issued	1,077	105,430	-	-	106,507
Transactions with owners recognized directly in equity	1,077	110,062	-	1,900	113,039
Loss for period	-	-	-	(17,438)	(17,438)
Other comprehensive income					-
Foreign exchange differences arising on consolidation of foreign operations	-	-	(144)	-	(144)
Total comprehensive expense for the period	-	-	(144)	(17,438)	(17,582)
At June 30, 2024	7,019	423,831	1,807	(320,150)	112,507

Condensed consolidated statement of cash flows (unaudited)

	Six months ended
	June 30, 2024	June 30, 2023
	£000s	£000s
Cash flow from operating activities
Loss before tax	(20,806)	(24,683)
Depreciation charges	221	234
Amortization charges	18	18
Charge for the period in respect of share-based payments	6,532	7,693
Net foreign exchange loss	152	396
Finance and other expenses	25	1,753
Finance and other income	(1,698)	(676)
(Increase) in trade receivables	(1,616)	(11,781)
(Increase)/Decrease in other current assets	(3,109)	2,973
(Increase) in RDEC Receivable	(393)	(130)
Decrease in other long term assets	219	-
(Decrease)/Increase in trade and other payables	2,520	(807)
(Decrease) in contract liabilities	(3,118)	(4,455)
Cash spent on operations	(21,053)	(29,465)
Tax paid	(171)	-
R&D tax credits received	8,915	6,853
Net cash (outflow) from operating activities	(12,309)	(22,612)
Cash flow from investing activities
Redemption of financial assets at amortized cost	-	16,079
Purchase of financial assets at amortized cost	(39,439)	(20,664)
Interest received	1,022	29
Purchase of property, plant and equipment	(67)	(24)
Net cash (outflow) from investing activities	(38,484)	(4,580)
Cash flow from financing activities
Repayment of lease liabilities	(97)	(82)
Gross proceeds from issue of share capital	113,053	3,285
Transaction costs for issue of share capital	(6,545)	-
Net cash inflow from financing activities	106,411	3,203
Increase in cash and cash equivalents	55,618	(23,989)
Cash and cash equivalents at start of year	54,031	54,816
Effect of exchange rate fluctuations on cash and cash equivalents held	(167)	(1,107)
Cash and cash equivalents at end of period	109,482	29,720

Notes to the Financial Statements

Three and six months ended June 30, 2024

1. General information

Silence Therapeutics plc and its subsidiaries (together, the "Group") are primarily involved in the discovery, delivery and development of RNA therapeutics. Silence Therapeutics plc (the "Company"), a public company limited by shares registered in England and Wales, with company number 02992058, is the Group’s ultimate parent company. The Company’s registered office is 27 Eastcastle Street, London, W1W 8DH and the principal place of business is 72 Hammersmith Road, London, W14 8TH.

These unaudited condensed consolidated interim financial statements were approved for issue on August 15, 2024.

These unaudited condensed consolidated interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended December 31, 2023 were approved by the board of directors on April 8, 2024 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under section 498 of the Companies Act 2006.

The condensed consolidated interim financial statements have not been audited.

Basis of preparation and accounting policies

This unaudited condensed consolidated interim financial statements and this report for the three and six-month reporting periods ended June 30, 2024 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements as of and for the year ended December 31, 2023, and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s consolidated balance sheet as of June 30, 2024, the consolidated results of its operations for the three and six months ended June 30, 2024 and 2023, its statements of shareholders’ equity for the six months ended June 30, 2024 and 2023 and its consolidated cash flows for the six months ended June 30, 2024 and 2023.

The interim report does not include all of the notes of the type normally included in an annual financial report. Accordingly, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the year ended December 31, 2023 included in the Company’s Annual Report for the year ended December 31, 2023 which was prepared in accordance with IFRS ("International Financial Reporting Standards") as issued by the IASB and filed with the Securities and Exchange Commission on March 13, 2024.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting periods.

The preparation of these unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results might differ from these estimates.

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the year ended December 31, 2023 included in the Annual Report. There have been no changes to the Company's significant accounting policies since the date of the audited consolidated financial statements for the year ended December 31, 2023 included in the Annual Report.

New accounting standards issued by the IASB that are not yet effective and have not been early adopted by the Company

IFRS 18 Presentation and Disclosure in Financial Statements was issued by the International Accounting Standards Board in April 2024. IFRS 18 is effective on January 1, 2027, and is required to be applied retrospectively to comparative periods presented, with early adoption permitted. IFRS 18, upon adoption replaces IAS Standards 1 - Presentation of Financial Statements. IFRS 18 sets out new requirements focused on improving financial reporting by:

• requiring additional defined structure to the statement of profit or loss (i.e. consolidated statement of income), to reduce diversity in the reporting, by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals (operating income, income before financing, income taxes and net income),

• requiring disclosures in the notes to the financial statements about management-defined performance measures (i.e. non-IFRS measures), and

• adding new principles for aggregation and disaggregation of information in the primary financial statements and notes.

IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’, due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement. The Company is currently assessing the impact of adopting IFRS 18.

2. Going concern

The Group has incurred recurring losses since inception, including net losses of £15.6 million for the three months ended June 30, 2024 and £17.4 million for the six months ended June 30, 2024. As of June 30, 2024, the Group had accumulated losses of £320.2 million.

The Group expects to incur operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Group may develop.

To date, the Group has funded its operations through upfront milestone payments from collaboration agreements, equity offerings and proceeds from private placements, as well as management of expenses and other financing options to support its continued operations. In 2023, the Group received a $10.0 million (approximately £7.9 million) milestone payment from the AstraZeneca collaboration and $4.0 million (approximately £3.2 million) in milestone payments from the collaboration with Hansoh Pharmaceutical Group Company Limited (“Hansoh”). In fiscal 2023, the Group also raised gross proceeds of approximately $32.2 million (approximately £25.5 million) pursuant to its at-the-market facility with Jefferies LLC, before deducting £1.0 million in placement agent fees and other expenses. In the first six months of 2024, the Group raised additional proceeds of £15.7 million ($20 million) pursuant to its at-the-market facility with Jefferies LLC, before deducting £0.5 million ($0.6 million) in placement agent fees and other expenses. On February 5, 2024, the Group announced a private placement of 5,714,286 of the American Depositary Shares (“ADSs”), each ADS representing three ordinary shares, at a price of US $21.00 per ADS, with new and existing institutional and accredited investors (the “Private Placement”). The aggregate gross proceeds of the Private Placement was approximately £95.4 million ($120 million) before deducting approximately £6.1 million ($7.7 million) in placement agent fees and other expenses. In the second quarter of 2024, the Group received a $10.0 million (approximately £7.9 million) milestone payment from the AstraZeneca collaboration and achieved another $2 million (approximately £1.6 million) in milestone payments from the Hansoh collaboration. As of June 30, 2024, the Group had cash, cash equivalents and U.S. treasury bills of £149.6 million ($189.2 million).

The Group will need to raise additional funding to fund its operating expenses and capital expenditure requirements as it continues to pursue its ongoing clinical development activities. The Group may seek additional funding through public or private financings, debt financings, collaborations or similar arrangements. Specifically, the Group may receive future milestone payments from existing collaboration agreements which will extend the ability to fund operations. Additional future milestone payments are dependent on achievement of certain development or regulatory objectives that may not occur. The inability to obtain future funding could impact; the Group’s financial condition and ability to pursue its business strategies, including being required to delay, limit, reduce or eliminate some of its research and development or product development programs, or being unable to continue operations or unable to continue as a going concern.

3. Revenue

Revenue from collaboration agreements for the three and six months ended June 30, 2024 predominately relates to collaboration revenue recognized pursuant to the research collaboration agreement the Company entered into with AstraZeneca in March 2020.

Revenue for the three months ended June 30, 2024 was compromised of £0.6 million of research collaboration income (June 30, 2023: £9.0 million) and no royalty income (June 30, 2023: £0.2 million).

Revenue for the six months ended June 30, 2024 was comprised of £12.9 million of research collaboration income (June 30, 2023: £20.2 million) and £0.1 million of royalty income (June 30, 2023: £0.3 million).

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	£000s	£000s	£000s	£000s
Revenue from Contracts with Customers
Research collaboration - Mallinckrodt	-	1,217	457	10,151
Research collaboration - AstraZeneca	275	7,453	11,900	9,905
Research collaboration - Other	323	282	534	122
Research collaboration - Total	598	8,952	12,891	20,178
Royalties	-	152	113	300
Total revenue from contracts with customers	598	9,104	13,004	20,478

Under the Company’s collaboration agreement with Mallinckrodt (the “Mallinckrodt Collaboration”), the Company received an upfront cash payment of £16.4 million ($20.0 million) in 2019 and was eligible to receive specified development, regulatory and commercial milestone payments. No milestone payments were achieved under the Mallinckrodt Collaboration during the six months ended June 30, 2024 (six months ended June 30, 2023: £nil). In addition to the upfront and potential milestone payments, Mallinckrodt agreed to fund some of the Company’s research personnel and preclinical development costs. The Company recognized the initial upfront payment received, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c).

In March 2023, the Company reacquired exclusive worldwide rights to two preclinical siRNA assets under the Mallinckrodt Collaboration, which resulted in a modification of the underlying collaboration agreement. No additional performance obligations were identified as a result of the modification as there were no additional goods or services to be provided by the Company and the modification resulted in the partially satisfied performance obligations relating to the two reacquired targets becoming fully satisfied as the Company was no longer obligated to develop these targets. SLN501, the C3 targeting program, remained under the original terms of the Mallinckrodt Collaboration. The Company accounted for the modification of the collaboration agreement as if it were part of the existing contract as the remaining services to be delivered under the Mallinckrodt Collaboration form part of a single performance obligation that was partially satisfied at the date of contract modification. Therefore, the effect of the contract modification was that the consideration originally received for the two preclinical siRNA assets was reallocated to the SLN501 program. The Company recognized the effect of the contract modification on the measure of progress towards complete satisfaction of the SLN501 performance obligation, and recognized an adjustment to revenue at the date of the contract modification on a cumulative catch-up basis. The Company recognized £8.0 million on the contract modification date in the first quarter of 2023. In relation to the reacquired targets under the Mallinckrodt Collaboration, the two preclinical siRNA assets were recognized at fair value. The fair value of those assets has been determined to be nil. Under the modification, the Company agreed to pay future success-based milestones and low single digit royalties on net sales if the projects advance pursuant to the Mallinckrodt Collaboration. The Company will recognize these variable success-based milestones as an intangible asset at cost when triggered. Any royalties payable will be expensed in cost of sales.

In March 2024, Mallinckrodt notified the Company that it will not pursue further development of the SLN501 program following the completion of the Phase 1 clinical trial. The completion of the Phase 1 clinical trial also represented the conclusion of all required development activities and commitments under the Mallinckrodt Collaboration agreement. During the six months ended June 30, 2024, the Company recognized the remaining £0.5 million in revenue related to the Mallinckrodt Collaboration (six months ended June 30, 2023: £10.2 million).

Under the Company’s collaboration agreement with AstraZeneca (the "AstraZeneca Collaboration"), the Company received an upfront cash payment of £17.1 million ($20.0 million) in 2020 with a further amount of £30.8 million ($40.0 million) received in May 2021. The Company is also eligible to receive specified development and commercial milestone payments under the AstraZeneca Collaboration as well as tiered royalties on net sales, if any. The Company recognizes the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the six months ended June 30, 2024, the Company achieved a milestone payment of approximately £7.9 million ($10.0 million) (six months ended June 30, 2023: £7.9 million). In March 2024, the Company met the obligations for the second product candidate under the AstraZeneca Collaboration. As a result, the remaining revenue of £4.1 million associated with the target was recognized. During the six months ended June 30, 2024, the Company recognized a total of £11.9 million in revenue under the AstraZeneca Collaboration, mainly due to the factors mentioned above (six months ended June 30, 2023: £9.9 million).

The Company entered into a collaboration agreement with Hansoh (the "Hansoh Collaboration") on October 14, 2021. The Company received an upfront cash payment of approximately $16.0 million (£10.7 million, net of taxes based on the exchange rate at the payment date) in December 2021. The Company is eligible to receive development, regulatory and commercial milestones under the Hansoh Collaboration as well as royalties on Hansoh net product sales, if any. During the six months ended June 30, 2024, the Company achieved a milestone payment of approximately £1.6 million ($2.0 million) (six months ended June 30, 2023: £3.2 million). The Company recognizes the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the six months ended June 30, 2024, the Company recognized a total of £0.5 million in revenue under the Hansoh Collaboration (six months ended June30, 2023: £0.1 million).

In December 2018, the Company entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc. ("Alnylam") pursuant to which the Company settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO. As part of the settlement, the Company licenses specified patents to Alnylam, and Alnylam pays the Company a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. The Company was eligible to receive these royalties through December 2023. The Company invoiced Alnylam quarterly in arrears based on sales data for that quarter as reported to the Company by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the six months ended June 30, 2024, the Company recognized a total of £0.1 million in royalty income from Alnylam (six months ended June 30, 2023: £0.3 million).

4. Segment reporting

In 2024, the Group operated in the specific technology field of RNA therapeutics.

Business segments

The Group has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). For the three and six months ended June 30, 2024 and 2023, the CODM determined that the Group had one business segment, the development of RNAi-based therapeutics. This is consistent with reporting to senior management. The information used internally by the CODM is the same as that disclosed in the financial statements.

An analysis of the Group’s assets and revenues by location is shown below:

	U.S.	U.K.	Germany	Total
	£000s	£000s	£000s	£000s
Non-current assets
As at December 31, 2023	-	3,508	9,293	12,801
As at June 30, 2024	-	3,171	9,089	12,260

Revenue analysis for the six months ended June 30, 2023
Research collaboration	-	20,178	-	20,178
Royalties	-	-	300	300
	-	20,178	300	20,478

Revenue analysis for the six months ended June 30, 2024
Research collaboration	-	12,891	-	12,891
Royalties	-	-	113	113
.	-	12,891	113	13,004

5. Loss per ordinary share (basic and diluted)

The calculation of the loss per ordinary share is based on the loss for the three months ended June 30, 2024 and on the weighted average number of ordinary shares in issue during the three months ended June 30, 2024 of 140,208,929 (three months ended June 30, 2023: 108,487,501).

The calculation of the loss per ordinary share is based on the loss for the six months ended June 30, 2024 and on the weighted average number of ordinary shares in issue during the six months ended June 30, 2024 of 136,045,022 (six months ended June 30, 2023: 108,194,728).

The options outstanding at June 30, 2024 and 2023 are considered to be anti-dilutive as the Group is loss-making.

6. Goodwill

	June 30, 2024	December 31, 2023
	£000s	£000s
Balance at start of the period	7,840	8,009
Translation adjustment	(178)	(169)
Balance at end of the period	7,662	7,840

7. Contract liabilities

Contract liabilities comprise entirely deferred revenue in respect of the Mallinckrodt Collaboration, AstraZeneca Collaboration and Hansoh Collaborations. The current contract liabilities represent the amount of estimated revenue to be reported in the next twelve months related to amounts invoiced to the Company's partners. Current and non-current contract liabilities include future revenue from collaborations, recharged expenses, upfront payments, and milestones achieved through June 30, 2024.

	June 30, 2024	December 31, 2023
	£000s	£000s
Contract liabilities:
Current	2,766	5,161
Non-current	58,187	58,910
Total contract liabilities	60,953	64,071

	Total
	£000s
Contract liabilities:
At January 1, 2023	72,349
Additions during period	15,723
Revenue unwound during period	(20,178)
At June 30, 2023	67,894

At January 1, 2024	64,071
Additions during period	9,773
Revenue unwound during period	(12,891)
At June 30, 2024	60,953

8. Taxation

An additional £2.1 million current tax asset was recognized in respect of research and development tax credits in the three months ended June 30, 2024 (three months ended June 30, 2023: £2.2 million). In addition to this credit, the Company has recognized £0.1 million of income from the R&D expenditure credit (RDEC) scheme from the UK government. This income is reflected in the income statement within research and development costs for the three months ended June 30, 2024 (three months ended June 30, 2023: £0.1 million). The Company had no foreign tax expense for the three months ended June 30, 2024 (three months ended June 30, 2023: £0.2 million). In the three months ended June 30, 2024, £0.2 million of tax expense was recognized on withholding tax (three months ended June 30, 2023: £0.4 million). Since the Group does not have an establishment or place of business in China, the Group is subject to withholding tax on gross income from dividends, interest, lease of property, royalties and other China-source passive income.

An additional £3.7 million current tax asset was recognized in respect of research and development tax credits in the six months ended June 30, 2024 (six months ended June 30, 2023: £4.8 million). In addition to this credit, the Company has recognized £0.4 million of income from the RDEC scheme from the UK government. This income is reflected in the income statement within research and development costs for the six months ended June 30, 2024 (six months ended June 30, 2023: £0.1 million). The Company had a foreign tax expense of £0.2 million for the six months ended June 30, 2024 (six months ended June 30, 2023: £0.4 million). In the six months ended June 30, 2024, £0.2 million of tax expense was recognized on withholding tax (six months ended June 30, 2023: £0.4 million). Since the Group does not have an establishment or place of business in China, the Group is subject to withholding tax on gross income from dividends, interest, lease of property, royalties and other China-source passive income.

The current tax asset at June 30, 2024 was £12.9 million, which was comprised of £3.7 million in respect of research and development activities and £0.4 million from the RDEC scheme for the six months ended June 30, 2024 and £8.7 million in respect of the year ended December 31, 2023 compromising £7.8 million in respect of research and development activities and £0.9 million from the RDEC scheme.

9. Capital reserves

Six months ended June 30, 2023

	Share premium account	Merger reserve	Share based payment reserve	Capital redemption reserve	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2023	226,670	22,248	23,748	5,194	277,860
Ordinary shares issued	3,209	-	-	-	3,209
On options in issue during the period	-	-	7,693	-	7,693
On options exercised during the period	53	-	(1,106)	-	(1,053)
Costs capitalized in respect of issuance of shares during the period	(99)	-	-	-	(99)
Movement in the period	3,163	-	6,587	-	9,750
At June 30, 2023	229,833	22,248	30,335	5,194	287,610

Six months ended June 30, 2024

	Share premium account	Merger reserve	Share based payment reserve	Capital redemption reserve	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2024	251,447	22,248	34,880	5,194	313,769
Ordinary shares issued	110,067	-	-	-	110,067
On options in issue during the period	-	-	6,532	-	6,532
On options exercised during the period	1,909	-	(1,900)	-	9
Costs capitalized in respect of issuance of shares during the period	(6,546)	-	-	-	(6,546)
Movement in the period	105,430	-	4,632	-	110,062
At June 30, 2024	356,877	22,248	39,512	5,194	423,831

	June 30, 2024	December 31, 2023
	£000s	£000s
Authorized, allotted, called up and fully paid ordinary shares, par value £0.05	7,019	5,942

Number of shares in issue	140,393,470	118,846,966
Number of ADS in issue	46,797,823	39,615,655

The Group has only one class of shares. All ordinary shares have equal voting rights and rank pari passu for the distribution of dividends.

On October 15, 2021, the Company entered into an Open Market Sale AgreementSM (the "Sales Agreement"), with Jefferies LLC ("Jefferies"), under which Jefferies, as the Company's exclusive agent, at its discretion and at such times that the Company may offer and sell up to a maximum of $100.0 million of ADSs from time to time. Under the terms of the Sales Agreement, Jefferies may sell the ADSs at market prices by any method that is deemed to be an "at the market offering" as defined in Rule 415 under the Securities Act of 1933, as amended. The ADSs offered under the

Sales Agreement are being offered pursuant to a registration statement on Form F-3 that became effective on October 22, 2021. During the year ended December 31, 2023, the Company sold 3.4 million ADSs for net proceeds of approximately $32.2 million (approximately £25.5 million), before deducting £1.0 million in placement agent fees and other expenses. During the six months ended June 30, 2024, the Company sold 1.1 million ADSs for net proceeds of approximately £15.7 million ($20 million), before deducting £0.5 million ($0.6 million) in placement agent fees and other expenses. As of June 30, 2024, approximately $47 million of ADSs remained available under the Sales Agreement.

On February 5, 2024, the Group announced a private placement of 5,714,286 of the Company’s ADSs, each representing three ordinary shares, at a price of US $21.00 per ADS, with new and existing institutional and accredited investors (the “Private Placement”). The aggregate gross proceeds of the Private Placement was approximately £95.4 million ($120 million) before deducting approximately £6.1 million ($7.7 million) in placement agent fees and other expenses.

Details of the ordinary shares (including ordinary shares in the form of ADSs) issued by the Company during the six months ended June 30, 2024 are as follows:

Number of ordinary shares in issue at January 1, 2023	107,808,472
Number of equivalent ADSs in issue at January 1, 2023	35,936,157
Options exercised at $3.76/ADS or $1.51/ordinary share	27,498
Options exercised at $0.20/ADS or $0.08/ordinary share	108,705
Options exercised at $7.60/ADS or $3.05/ordinary share	4,386
Options exercised at $0.21/ADS or $0.09/ordinary share	193,605
Ordinary shares issued under the Sales Agreement	2,100,000
Number of ordinary shares in issue at June 30, 2023	110,242,666
Number of equivalent ADS in issue at June 30, 2023	36,747,555

The below reflects USD exercise prices of exercised options over ADSs (converted to ordinary shares in a 3:1 ratio) following delisting from the London AIM Stock Exchange on November 29, 2021.
Number of ordinary shares in issue at January 1, 2024	118,846,966
Number of equivalent ADSs in issue at January 1, 2024	39,615,655
Shares issued during the year	20,368,665
Options exercised at $0.20/ADS or $0.07/ordinary share	249,222
Options exercised at $2.40/ADS or $0.80/ordinary share	253,791
Options exercised at $4.23/ADS or $1.41/ordinary share	12,000
Options exercised at $7.32/ADS or $2.44/ordinary share	15,000
Options exercised at $7.60/ADS or $2.53/ordinary share	419,316
Options exercised at $8.20/ADS or $2.73/ordinary share	49,998
Options exercised at $10.68/ADS or $3.56/ordinary share	10,500
Options exercised at $12.81/ADS or $4.27/ordinary share	1,500
Options exercised at $12.94/ADS or $4.31/ordinary share	2,841
Options exercised at $13.8/ADS or $4.60/ordinary share	3,708
Options exercised at $15.38/ADS or $5.13/ordinary share	104,454
Options exercised at $16.64/ADS or $5.55/ordinary share	1,248
Options exercised at $19.50/ADS or $6.50/ordinary share	780
Options exercised at $20.41/ADS or $6.80/ordinary share	10,500
Options exercised at $22.01/ADS or $7.34/ordinary share	37,545
Options exercised at $23.60/ADS or $7.87/ordinary share	5,436
Number of ordinary shares in issue at June 30, 2024	140,393,470
Number of equivalent ADS in issue at June 30, 2024	46,797,823

10. Related party transactions

There were no related party transactions between the Company and its directors, executive officers, or holders of more than 10% of its outstanding share capital and their affiliates, in the six months ended June 30, 2024.

11. Subsequent events

None

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and operating results together with our unaudited financial statements as of and for the three and six months ended June 30, 2024 and the related notes to those unaudited condensed consolidated financial statements included as Exhibit 99.1 to this Report on Form 6-K, as well as our audited consolidated financial statements and related notes as disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission, or the SEC, on March 13, 2024.

The statements in this discussion with respect to our plans and strategy for our business, including expectations regarding our future liquidity and capital resources and other non-historical statements, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described in Exhibit 99.1 to this Report on Form 6-K. Our actual results may differ materially from those contained in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Silence Therapeutics plc (“we”, “us”, “our”, “the Company” or “Silence”) is a biotechnology company focused on discovering and developing novel molecules incorporating short interfering ribonucleic acid, or siRNA, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Our siRNA molecules are designed to harness the body’s natural mechanism of RNA interference, or RNAi, by specifically binding to and degrading messenger RNA, or mRNA, molecules that encode specific targeted disease-associated proteins in a cell. By degrading the message that encodes the disease-associated protein, the production of that protein is reduced, and its level of activity is lowered. In the field of RNAi therapeutics, this reduction of disease-associated protein production and activity is referred to as “gene silencing.” Our proprietary mRNAi GOLD™ (GalNAc Oligonucleotide Discovery) platform consists of precision engineered product candidates designed to accurately target and ‘silence’ specific disease-associated genes in the liver. Using our mRNAi GOLD™ platform, we have generated siRNA product candidates both for our internal development pipeline as well as for out-licensed programs with third-party collaborators. Our wholly owned pipeline is currently focused in three therapeutic areas of high unmet need: cardiovascular disease, hematology and rare diseases.

Our Product Candidate, Zerlasiran (SLN360)

Zerlasiran (SLN360) is our wholly owned siRNA product candidate designed to lower the body's production of apolipoprotein(a), a key component of lipoprotein(a), or Lp(a), that has been associated with an increased risk of cardiovascular events. Elevated Lp(a) is a genetically determined cardiovascular risk factor affecting up to 20% of the world’s population and is associated with a high risk of heart attack, stroke and aortic stenosis. There are currently no approved medicines that selectively lower Lp(a). In February 2022, we reported positive results from the single-ascending dose portion of the APOLLO Phase 1 program evaluating zerlasiran in 32 healthy adults with Lp(a) levels at or over 150 nmol/L. In the single dose trial, participants in the top two zerlasiran single dose groups (300 mg and 600 mg) were observed to have experienced up to a 96% and 98% median reduction in Lp(a) levels, respectively, and median reductions of up to 71% and 81% from baseline persisted at 150 days. Further analysis showed median time-averaged Lp(a) reductions over 150 days exceeded 80% in the zerlasiran 300 mg and 600 mg dose groups. At day 365, some participants still exhibited substantial knockdown of Lp(a) to approximately 50% of baseline. Zerlasiran was well tolerated with no serious safety concerns reported. In November 2023, we reported positive top-line results from the multiple dose portion of the APOLLO program in 36 adults with baseline Lp(a) levels at or over 150 nmol/L and stable atherosclerotic cardiovascular disease, or ASCVD. In the multiple dose trial, zerlasiran (200 mg, 300 mg and 450 mg) was administered twice subcutaneously at two different dosing intervals. Data demonstrated a significant reduction from baseline in Lp(a) of up to 99% at 90 days following injection of repeated doses. Lp(a) levels remained approximately 90% lower than baseline at 201 days (end of treatment period) at the two highest doses. A dose dependent reduction in low-density lipoprotein cholesterol, or LDL cholesterol, and apolipoprotein B, or ApoB, was also observed. Zerlasiran was well tolerated; no clinically important safety concerns were identified. Zerlasiran is currently being evaluated in the ALPACAR-360 Phase 2 clinical trial in patients with Lp(a) levels at or over 125 nmol/L at high risk of ASCVD events. In March 2024, we announced the trial met its primary endpoint and demonstrated statistically significant reductions in Lp(a) to week 36. In June 2024, we announced the study also demonstrated highly significant and sustained reductions in Lp(a) to week 48 (end of treatment period). Zerlasiran was well tolerated with no serious safety issues observed during the treatment period. We are continuing to prepare and finalize development plans for the zerlasiran Phase 3 program, which is expected to start in the first half of 2025 dependent on feedback from regulatory agencies such as the U.S. Food and Drug Administration, or the FDA. In addition, we are engaged in global partnership discussions for Phase 3 development and potential future commercialization.

Our Product Candidate, Divesiran (SLN124)

Divesiran (SLN124) is our wholly owned siRNA designed to inhibit TMPRSS6 expression in the liver. TMPRSS6 is a negative regulator of hepcidin, the body's master regulator of iron metabolism including its absorption, distribution and storage. Divesiran has shown preclinical potential in several hematological disorders, including polycythemia vera, or PV. PV is a rare, myeloproliferative neoplasm – a type of blood cancer - characterized by the excessive production of red blood cells, often resulting in elevated hematocrit, or HCT, levels. Elevated HCT above 45-percent is associated with a four-times higher rate of death from cardiovascular or thrombotic events. PV is associated with a range of burdensome symptoms including fatigue, cognitive disturbance and pruritis and additionally, longer term can transform to myelpofibrosis and Acute Myeloid Leukemia. The aim of treatment is to maintain HCT less than 45%, a level that is associated with a reduced incidence of thrombosis and CV-associated death. The current standard of care includes repeated phlebotomies to reduce HCT and/or cytoreductive agents to reduce red blood cell production. There are currently no approved therapies that specifically target red blood cells and HCT. By silencing TMPRSS6 in PV patients, divesiran aims to increase hepcidin production and release by liver hepatocytes, leading to the restriction of iron to the bone marrow and, thus, reducing the excessive production of red blood cells, a process dependent on availability of iron. In May 2021, we observed proof-of-mechanism with divesiran in the GEMINI Phase 1 clinical trial in healthy volunteers. In the GEMINI trial, divesiran was observed to increase average hepcidin approximately four-fold and reduce serum iron by approximately 50% after a single dose with effects persisting for at least two months. Data were presented at the American Society of Hematology, or ASH, 2021 Annual Meeting and published in the American Journal of Hematology in July 2023. Divesiran is being studied in the SANRECO Phase 1/2 clinical trial in PV patients. In June 2024, we reported positive results from the ongoing Phase 1 portion of the SANRECO trial. The 34-week, open-label Phase 1 clinical trial is evaluating divesiran (3 mg/kg, 6 mg/kg and 9 mg/kg) administered subcutaneously every 6 weeks for four doses, with a 16-week follow-up period following the date of the last administered dose in up to 24 PV patients. The interim data included analysis of 16 patients over a time range of approximately 4 to 34 weeks of study involvement. Of the 16 patients, 8 patients are considered well-controlled (defined as entering the study with baseline HCT levels at 45% or less) and 8 patients have HCT levels over 45% at baseline. The interim data showed divesiran eliminated the need for phlebotomy in all well-controlled patients following infrequent dosing and was well tolerated with no major safety issues. Based on these results, we plan to advance divesiran into Phase 2 development by the end of 2024. Divesiran has received FDA Fast Track and orphan disease designations for PV.

The potential of our mRNAi GOLD™ platform has been validated through ongoing research and development collaborations with leading pharmaceutical companies, such as AstraZeneca plc, or AstraZeneca and Hansoh Pharmaceutical Group Company Limited, or Hansoh. These collaborations collectively represent over a dozen potential pipeline programs and approximately $5 billion in potential milestones plus royalties.

We believe the potential for our mRNAi GOLD™ platform to address disease-associated genes in the liver is substantial. Only around one percent of the approximately 14,000 liver expressed genes have been targeted by publicly known siRNAs. Once in the clinic, early-stage GalNAC-conjugated RNAi programs have shown a much greater likelihood of advancement from the current phase of development compared to the pharmaceutical industry average. We aim to maximize our mRNAi GOLD™ platform by advancing both our proprietary and partnered pipelines.

Second Quarter 2024 and Recent Business Highlights

Zerlasiran (cardiovascular disease)

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In June 2024, we announced positive topline 48-week data from the ALPACAR-360 Phase 2 clinical trial in patients with elevated Lp(a).
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Zerlasiran produced highly significant and sustained reductions in Lp(a) to week 48 (end of treatment period) and was observed to be well tolerated. Based on this data, we are planning to advance the program into Phase 3 development, dependent on feedback from the FDA.
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In April 2024, additional results from the APOLLO Phase 1 clinical trial of zerlasiran in subjects with elevated Lp(a) were published in the Journal of the American Medical Association (JAMA). Published findings demonstrated zerlasiran was well-tolerated and significantly reduced Lp(a) after single and multiple dosing. Results from the single ascending dose portion of the trial were previously published in the April 2022 issue of JAMA.

Divesiran (hematological disorders)

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In June 2024, we announced positive results from the ongoing SANRECO Phase 1 clinical trial of divesiran in PV patients.
o
Divesiran eliminated the need for phlebotomy in all well-controlled patients following infrequent dosing and was well tolerated. Based on this data, we are planning to advance divesiran into Phase 2 development.

mRNAi GOLD™ Partnered Program Updates

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In June 2024, we achieved a $2.0 million research milestone payment under our collaboration with Hansoh.

Our Collaborations

AstraZeneca Collaboration

In March 2020, we entered into a collaboration agreement with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases, or the AstraZeneca Collaboration. Under the AstraZeneca Collaboration, AstraZeneca made an upfront cash payment to us of $20.0 million in May 2020. AstraZeneca made an additional unconditional cash payment to us of $40.0 million which was received in May 2021.

The collaboration covered five targets initially, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay us $10.0 million upon the exercise of each option to collaborate on an additional target. In May 2023, AstraZeneca nominated the first product candidate under the collaboration, triggering a $10 million option fee to us to advance development on an undisclosed program. In February 2024, AstraZeneca initiated a Phase 1 clinical trial for this undisclosed program which triggered another $10 million milestone payment to us. In March 2024, we completed our obligations for the second product candidate under the collaboration. For each target selected under the collaboration, we will be eligible to receive up to $140.0 million in potential milestone payments upon the achievement of milestones relating to the initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. For each target selected, we will also be eligible to receive up to $250.0 million in potential commercial milestone payments, upon the achievement of specified annual net sales levels, as well as tiered royalties as a percentage of net sales ranging from the high single digits to the low double digits.

Mallinckrodt Collaboration

In July 2019, we entered into a collaboration agreement with Mallinckrodt plc, or Mallinckrodt, to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders, or the Mallinckrodt Collaboration. In connection with the entry into the collaboration, Mallinckrodt made an upfront cash payment to us of $20.0 million (equivalent to £16.4 million as of the payment date). Under a separate subscription agreement, Cache Holdings Limited, a wholly owned subsidiary of Mallinckrodt, concurrently subscribed for 5,062,167 new ordinary shares for an aggregate subscription price of $5.0 million (equivalent to £4.0 million as of the payment date). Under the collaboration, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN501, with options to license two additional undisclosed complement-mediated disease targets from us. In July 2020, Mallinckrodt exercised options on the two additional complement targets.

In March 2023, we reacquired exclusive worldwide rights from Mallinckrodt to the two undisclosed preclinical complement targets. Under the terms of the modified collaboration, we did not make any upfront payment to get the two assets back and will potentially pay future success-based milestones and low single digit royalties on net sales if the projects advance. SLN501, the C3 targeting program, remained under the original terms of the collaboration. In March 2024, Mallinckrodt notified us that they will not pursue further development of SLN501 following the completion of the Phase 1 clinical trial. This completion also concludes all required development activities and commitments under the collaboration.

Hansoh Collaboration

On October 15, 2021, we announced a collaboration agreement with Hansoh, one of the leading biopharmaceutical companies in China, to develop siRNAs for three undisclosed targets leveraging our proprietary mRNAi GOLD™ platform, or the Hansoh Collaboration. Under the terms of the Hansoh Collaboration, we retain exclusive rights to the first two targets in all territories except the China Region (Greater China, Hong Kong, Macau and Taiwan). Hansoh has the exclusive option to license rights to those two targets in the China Region following the completion of Phase 1 clinical trials. We will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post Phase 1 clinical trials. Hansoh will also have the exclusive option to license global rights to a third target at the point of the filing of an Investigational New Drug, or IND, application. Hansoh will be responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021. Under the Hansoh Collaboration, we achieved our first $2 million research milestone payment in the Hansoh collaboration in April 2022. In 2023, we achieved two additional preclinical milestones and received $4.0 million from the collaboration. In 2024, we achieved an additional preclinical milestone of $2.0 million from the Hansoh Collaboration. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales.

Financial Operations Overview

Revenue

We do not have any approved products. Accordingly, we have not generated any revenue from product sales, and we do not expect to generate any revenue from the sale of any products unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global strategic collaborations with third parties.

Under the Mallinckrodt Collaboration, we received an upfront cash payment of £16.4 million ($20.0 million) in 2019 and was eligible to receive specified development, regulatory and commercial milestone payments. We recognized the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c).

In March 2023, we reacquired exclusive worldwide rights to two preclinical siRNA assets under its Mallinckrodt Collaboration, which resulted in a modification of the underlying collaboration agreement. No additional performance obligations were identified as a result of the modification as there were no additional goods or services to be provided by us and the modification resulted in the partially satisfied performance obligations relating to the two reacquired targets becoming fully satisfied as we were no longer obligated to develop these targets. SLN501, the C3 targeting program, remained under the terms of the Mallinckrodt Collaboration. We accounted for the modification of the collaboration agreement as if it were part of the existing contract as the remaining services to be delivered under the Mallinckrodt Collaboration form part of a single performance obligation that is partially satisfied at the date of contract modification. The effect of the contract modification was the consideration originally received for the two preclinical siRNA assets was reallocated to SLN501 program. We recognized the effect of the contract modification on the measure of progress towards complete satisfaction of the SLN501 performance obligation, and recognized an adjustment to revenue at the date of the contract modification on a cumulative catch-up basis. We recognized £8.0 million on the contract modification date in the first quarter of 2023. In relation to the reacquired targets under the Mallinckrodt Collaboration, the two preclinical siRNA assets were recognized at fair value. The fair value of those assets has been determined to be nil. Under the modification , we agreed to pay future success-based milestones and low single digit royalties on net sales if the projects advance. We will recognize these variable success-based milestones as an intangible asset at cost when triggered. Any royalties payable pursuant to the Mallinckrodt Collaboration will be expensed in cost of sales.

In March 2024, Mallinckrodt notified us that they will not pursue further development of the SLN501 program following the completion of the Phase 1 clinical trial. The completion of the Phase 1 clinical trial also represented the conclusion of all required development activities and commitments under the Mallinckrodt Collaboration. During the six months ended June 30, 2024, the Company recognized the remaining £0.5 million in revenue under this agreement (six months ended June 30, 2023: £10.2 million).

Under the AstraZeneca Collaboration, the Company received an upfront cash payment of £17.1 million ($20.0 million) in 2020 with a further amount of £30.8 million ($40.0 million) received in May 2021. The Company is also eligible to receive specified development and commercial milestone payments under the AstraZeneca Collaboration as well as tiered royalties on net sales, if any. The Company recognizes the upfront payment and milestone payments over time, in accordance with IFRS

15 para 35 c). During the six months ended June 30, 2024, the Company achieved a milestone payment of approximately £7.9 million ($10.0 million) (six months ended June 30, 2023: £7.9 million). In March 2024, we met the obligations for the second product candidate under the AstraZeneca Collaboration. As a result, the remaining revenue of £4.1 million associated with the target was recognized. During the six months ended June 30, 2024, the Company recognized a total of £11.9 million in revenue under this agreement (six months ended June 30, 2023: £9.9 million).

Under the Hansoh Collaboration, we received an upfront cash payment of approximately $16.0 million (£10.7 million, net of taxes based on the exchange rate at the payment date) in December 2021. The Company is eligible to receive development, regulatory and commercial milestones under the Hansoh Collaboration as well as royalties on Hansoh net product sales, if any. During the six months ended June 30, 2024, the Company achieved a milestone payment of approximately £1.6 million ($2.0 million) (six months ended June 30, 2023: £3.2 million). The Company recognizes the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the six months ended June 30, 2024, the Company recognized a total of £0.5 million in revenue under the Hansoh Collaboration (six months ended June30, 2023: £0.1 million).

In December 2018, the Company entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc. ("Alnylam"), pursuant to which the Company settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO. As part of the settlement, the Company licenses specified patents to Alnylam, and Alnylam pays the Company a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. The Company was eligible to receive these royalties through December 2023. The Company invoiced Alnylam quarterly in arrears based on sales data for that quarter as reported to the Company by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the six months ended June 30, 2024, the Company recognized a total of £0.1 million in royalty income from Alnylam (six months ended June 30, 2023: £0.3 million).

Cost of Sales

Cost of sales consists of research and development expenditure that is directly related to work carried out on revenue generating contracts. This includes salary costs that are apportioned based on time spent by employees working on these contracts as well as costs of materials and costs incurred under agreements with contract research organizations, or CROs.

Operating Expenses

We classify our operating expenses into two categories: research and development costs and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expenses, comprise a significant component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Costs

The largest component of our total operating expenses since inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates. We expense research and development costs as they are incurred and classify them as contracted development, personnel and other.

Our contracted research and development costs primarily consists of:

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costs incurred under agreements with CROs and investigative sites that conduct our preclinical studies and clinical trials;
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costs related to manufacturing active pharmaceutical ingredients and drug products for our preclinical studies and clinical trials; and
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costs for materials used for in-house research and development activities.

Our research and development personnel expense primarily consists of:

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salaries and personnel-related costs, including bonuses, benefits, recruitment costs and any share-based payment expenses, for our personnel performing research and development activities or managing those activities that have been out-sourced; and
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consultants’ costs associated with target selection, preclinical and clinical research activities, and the progression of programs towards clinical trials.

Other research and development costs primarily consists of:

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costs of related facilities, equipment and other overhead expenses that are considered directly attributable to research and development;
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costs associated with obtaining and maintaining patents for intellectual property; and
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depreciation of capital assets used for research and development activities.

The successful development of our product candidates is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect research and development costs to increase significantly for the foreseeable future as programs progress.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

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the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;
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the potential need for additional clinical trials or preclinical studies requested by regulatory authorities;
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potential uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;
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competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;
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the achievement of milestones requiring payments under in-licensing agreements, if any;
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any significant changes in government regulation;
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the terms and timing of any regulatory approvals;
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the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
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the ability to market, commercialize and achieve market acceptance for any of our product candidates, if they are approved.

We have not historically tracked research and development costs on a program-by-program basis for our preclinical product candidates.

Administrative Expenses

Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit, tax and accounting services, public relations and investor relations services. Personnel costs consist of salaries, bonuses, benefits, recruitment costs and share-based payment expenses for personnel in executive, finance, business development and other support functions. Other administrative expenses include office space-related costs not otherwise allocated to research and development costs, insurance expenses, and costs of our information systems and costs for compliance with the day-to-day requirements of being a listed public company in the United States. We anticipate that our administrative expenses will continue to increase in line with the advancement of our research and development activities. We also expect to continue incurring expenses as a public company in the United States, including expenses related to compliance with the rules and regulations of the SEC and the Nasdaq Stock Market, additional insurance expenses, expenses related to investor relations activities and other administrative and professional services.

Finance and Other Income and Other Expenses

Finance and other income primarily relates to foreign exchange gains as well as interest earned on our cash, cash equivalents and short-term deposits as well as accretion earned on our U.S. treasury bills. Finance and other expense primarily relates to foreign exchange losses and interest expense associated with our lease liability. Foreign exchange gains and losses relate to the settlement of monetary items in foreign currencies, the retranslation of monetary items, and cash held in foreign currencies (primarily U.S. dollars and Euros).

Taxation

We are subject to corporate taxation in the United Kingdom, the United States and Germany. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development, or R&D, tax credits recoverable in the United Kingdom.

As a company that carries out extensive research and development activities, we currently benefit from the U.K. R&D tax credit regime for small or medium-sized enterprises, or SMEs. Under the SME regime, we are able to surrender some of the trading losses that arise from qualifying R&D activities for a cash rebate of up to 27% of such qualifying R&D expenditure for R&D intensive companies where at least 40% of their total expenditure is on qualifying R&D.

The amount of payable credit that a business can receive is capped at £20,000 plus three times the company’s and certain connected parties’ total pay-as-you-earn and National Insurance Contributions liability for that year, unless an exemption applies. Based on the implementation of such rules, we currently expect our 2023 R&D tax claim to be restricted, which has been considered as part of the credit recognized and has no related impact. Qualifying expenditures are net of any revenue contribution and largely comprise employment costs for research staff, materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects, clinical trial and manufacturing costs, including outsourced CRO costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 17.5% for R&D intensive companies or 12.1% for other companies (starting on April 1, 2023, such rebate was reduced from 21.7%). A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims. We recognize research and development tax credits when receipt is probable.

Recent amendments to the U.K. R&D tax credit regime will increase the cash rebate that may be claimed from such date to 26.97% of qualifying expenditure, if we qualify as an “R&D-intensive SME” for an accounting period (broadly, a loss making SME whose qualifying R&D expenditure represents 40% (or, from January 1, 2025, 30%) or more of its total expenditure for that accounting period). These amendments will also with effect from January 1, 2025 (i) (unless limited exceptions apply) introduce restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted R&D activities or externally provided workers, where such sub-contracted activities are not carried out in the U.K. or such workers are not subject to U.K. payroll taxes, and (ii) merge the SME Program and the RDEC Program into a single scheme. These and other potential future changes to the U.K. R&D tax relief programs may mean we no longer qualify or have a material impact on the extent to which we can make claims or benefit from them.

Unsurrendered U.K. tax losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of £174.0 million as of June 30, 2024. However, in the event of a change in ownership of a U.K. company, certain provisions may apply to restrict the utilization of carried forward tax losses in future periods. These provisions apply where there is a major change in the nature or conduct of a trade in connection with the change in ownership. For the avoidance of doubt, we do not recognize a deferred tax asset in respect of the accumulated tax losses. In addition to our accumulated tax losses in the United Kingdom, we also had £40.5 million of accumulated tax losses as of June 30, 2024 related to our operations in Germany for corporate income taxes. We also had £39.3 million of accumulated losses related to trade taxes in our German entity. We had a foreign tax expense in Germany of £0.2 million for the six months ended June 30, 2024 (six months ended June 30, 2023: £0.4 million).

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. Where applicable, an amount of 20% of goods and services is added to all sales invoices and is payable to the U.K. tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the U.K. tax authorities.

Withholding tax is deductible from dividends, interest, lease of property, royalties, and other China-source passive income since we do not have an establishment or place of business in China.

Results of Operations

Comparison of the three and six months ended June 30, 2024 and 2023

The following tables summarize the results of our operations for the three and six months ended June 30, 2024 and 2023.

Consolidated Income Statements (unaudited)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
£000s (except per share information)	£000s	£000s	£000s	£000s
Revenue	598	9,104	13,004	20,478
Cost of sales	(2,638)	(2,831)	(4,851)	(7,365)
Gross profit	(2,040)	6,273	8,153	13,113
Research and development costs	(10,995)	(12,615)	(20,174)	(25,154)
General and administrative expenses	(5,288)	(5,115)	(10,458)	(11,565)
Operating loss	(18,323)	(11,457)	(22,479)	(23,606)
Finance and other expenses	(183)	(893)	(25)	(1,753)
Finance and other income	1,065	340	1,698	676
Loss for the period before taxation	(17,441)	(12,010)	(20,806)	(24,683)
Taxation	1,879	1,609	3,368	4,078
Loss for the period after taxation	(15,562)	(10,401)	(17,438)	(20,605)
Loss per ordinary share (basic and diluted)	(11.1) pence	(9.6) pence	(12.8) pence	(19.0) pence

Revenue

Revenue for the three-month period ended June 30, 2024 was £0.6 million, reflecting a decrease of £8.5 million from the same three-month period in 2023. This change was mainly due to a decrease of £7.2 million associated with the AstraZeneca Collaboration as a result of advances in programs under the AstraZeneca Collaboration and the achievement of a milestone payment in the amount of approximately £7.9 million triggered in the prior year ($10 million) which had been recognized on a cumulative catch-up basis.

Revenue for the six-month period ended June 30, 2024 was approximately £13.0 million, reflecting a decrease of £7.5 million from the same six-month period in 2023. This change was due to a decrease in revenue from the Mallinckrodt Collaboration of £9.7 million as we reacquired exclusive worldwide rights to two preclinical siRNA assets under our modified Mallinckrodt Collaboration in March 2023 and as of June 30, 2024 we have concluded all required development activities and commitments under the Mallinckrodt Collaboration. This change was offset by an increase of £2.0 million from the AstraZeneca agreement.

Cost of Sales

Cost of sales decreased £0.2 million for the three months ended June 30, 2024 as compared to the same period in 2023. The decrease was mainly due to decreased activity associated with our collaboration agreements, which fluctuates based on the timing of activities and project progression. Cost of sales exceeded revenue in the current quarter as revenue recognition is dependent on a number of factors including timing of milestone achievement. We believe all our collaboration agreements will be profitable upon completion of required development activities and commitments under the respective collaboration agreement.

Cost of sales decreased £2.5 million for the six months ended June 30, 2024 as compared to the same period in 2023. The decrease was primarily due to the modification of the Mallinckrodt Collaboration in 2023, when we acquired the exclusive worldwide rights to two preclinical siRNA assets under the Mallinckrodt Collaboration which resulted in a contract modification. The remaining change was due to activity associated with our collaboration agreements, which fluctuates based on the timing of activities and project progression.

Research and Development Costs

The following table summarizes our research and development costs for the six months ended June 30, 2024 and 2023, based on their classification.

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	£000s	£000s	£000s	£000s
Research and development costs
Contracted development costs	6,150	8,527	11,131	15,991
Personnel costs	4,070	3,829	7,928	7,907
Other costs	775	259	1,115	1,256
Total	10,995	12,615	20,174	25,154

Research and development costs decreased by £1.6 million for the three months ended June 30, 2024, as compared to the same period in 2023. This was largely due to a decrease in contracted research and development expenses of £2.4 million compared to the three-month period in the prior year.

Research and development costs decreased by £5.0 million for the six months ended June 30, 2024, as compared to the same period in 2023. This was largely due to a decrease in contracted research and development expenses of £4.9 million resulting from the completion of the divesiran Phase 1 clinical trial in thalassemia patients and timing of manufacturing activities for divesiran compared to the same three-month period in the prior year.

General and Administrative Expenses

General and administrative expenses increased by £0.2 million for the three months ended June 30, 2024 as compared to the same period in 2023, which is largely consistent with the prior quarter.

General and administrative expenses decreased by £1.1 million for the six months ended June 30, 2024 as compared to the same period in 2023, mainly due to decreased payroll costs and equity-based compensation.

Finance and Other Income and Expenses

Finance and other expenses primarily relate to net foreign exchange losses in the prior year compared with gains in the current year which are included in finance and other income.

Finance and other income primarily relates to accretion associated with our U.S. treasury bills along with foreign exchange gains due to exchange rate fluctuations in 2024.

Taxation

We have recognized U.K. research and development tax credits of £2.1 million for the three months ended June 30, 2024 as compared to £2.2 million for the three months ended June 30, 2023.

We have recognized U.K. research and development tax credits of £3.7 million for the six months ended June 30, 2024 as compared to £4.8 million for the six months ended June 30, 2023 as there were lower contracted development costs.

Quantitative and Qualitative Disclosures about Market Risk

Market risk arises from our exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies we operate in, which is placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of June 30, 2024, we had cash and cash equivalents and U.S. treasury bills of £149.6 million (December 31, 2023: £54.0 million). Our exposure to interest rate sensitivity is impacted primarily by changes in the underlying U.K. and U.S. bank interest rates. Our surplus cash and cash equivalents are invested in interest-bearing savings accounts and fixed term and fixed interest rate term deposits from time to time. We have not entered into investments for trading or speculative purposes in the year ended December 31, 2023 or the three and six months ended June 30, 2024. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, an immediate one percentage point change in interest rates would not have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Currency Risk

The consolidated financial statements are presented in U.K. pounds sterling. The individual financial statements of each entity are prepared in the currency of the primary economic environment in which the entity operates (its functional currency). Our transactions are commonly denominated in U.K pounds sterling, however, we receive payments under our collaboration agreements in U.S. dollars and we incur a portion of our expenses in other currencies, primarily Euros, and are exposed to the effects of these exchange rates. We seek to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. Where significant foreign currency cash receipts are expected, we consider the use of forward exchange contracts to manage our exchange rate exposure.

Counterparty, Credit and Liquidity Risk

Our cash, cash equivalents and term deposits are on deposit with financial institutions with a credit rating equivalent to, or above, the main U.K. clearing banks. We invest our liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. All financial liabilities are payable in the short term, meaning no more than three months, and we maintain adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due. We believe we have had minimal credit risk relating to our trade receivables as of June 30, 2024 and December 31, 2023, which consisted solely of amounts due from AstraZeneca, Mallinckrodt, or Hansoh.

Critical Accounting Policies, Judgments and Estimates

In the application of our accounting policies, we are required to make judgments, estimates, and assumptions about the value of assets and liabilities for which there is no definitive third-party reference. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. We review our estimates and assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

There have been no significant changes to our critical accounting policies or other significant judgments and estimates from those described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 13, 2024.

Recent Accounting Pronouncements

We have reviewed new IFRS standards issued and updates to existing standards in the reporting period and concluded that none of the recent pronouncements, other than the below, are relevant to us (either because they relate to standards not relevant to us or because they have not yet become effective; and there is currently no preference for early adoption). We did not change our accounting policies or make retrospective adjustments as a result.

IFRS 18 Presentation and Disclosure in Financial Statements was issued by the International Accounting Standards Board in April 2024. IFRS 18 is effective on January 1, 2027, and is required to be applied retrospectively to comparative periods presented, with early adoption permitted. IFRS 18, upon adoption replaces IAS Standards 1 - Presentation of Financial Statements. IFRS 18 sets out new requirements focused on improving financial reporting by:

• requiring additional defined structure to the statement of profit or loss (i.e. consolidated statement of income), to reduce diversity in the reporting, by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals (operating income, income before financing, income taxes and net income),

• requiring disclosures in the notes to the financial statements about management-defined performance measures (i.e. non-IFRS measures), and

• adding new principles for aggregation and disaggregation of information in the primary financial statements and notes.

IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’, due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement. The Company is currently assessing the impact of adopting IFRS 18.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We have taken advantage of reduced reporting requirements in this report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Emerging Growth Company

As of the date of this Report, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements that are applicable to publicly traded entities that are not emerging growth companies. These exemptions include:

•
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended;
•
to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation; and
•
an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.235 billion; (b) December 31, 2025; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our equity securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. As of June 30, 2024, we did not exceed this threshold. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

Foreign Private Issuer

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•
the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, per foreign private issuer requirements.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held directly or indirectly by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Liquidity and Capital Resources

Overview

Since our inception, we have not recognized any revenue from commercial sales of product and have incurred operating losses and negative cash flows from our operations. We have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates, and we will continue to incur costs associated with operating as a public company. We anticipate that our research and development and general and administrative costs will increase in connection with our planned research and development activities.

As of June 30, 2024, we had cash, cash equivalents, and U.S. treasury bills of £149.6 million ($189.2 million). We believe that our cash, cash equivalents, and treasury instruments will be sufficient to fund our anticipated operating and capital expenditure requirements into 2026.

To date, we have financed our operations primarily through the issuances of our equity securities and from the receipt of upfront, milestone and research payments under collaboration agreements with third parties. In January 2024, we raised an £15.7 million ($20 million) of gross proceeds before deducting £0.5 million ($0.6 million) in placement agent fees and other expenses, from sales of ADSs under our at-the-market facility with Jefferies LLC. In February 2024, we entered into a private placement with new and existing institutional and accredited investors, whereby we issued and sold 5,714,286 ADSs at a price of $21.00 per ADS, for aggregate gross proceeds of £95.4 million ($120 million) before deducting approximately £6.1 million ($7.7 million) in placement agent fees and other expenses.

We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than operating leases.

Cash Flows

The following table summarizes the results of our cash flows for the three and six months ended June 30, 2024 and 2023.

	Six months ended
	June 30, 2024	June 30, 2023
	£000s	£000s
Net cash (outflow) from operating activities	(12,309)	(22,612)
Net cash (outflow) from investing activities	(38,484)	(4,580)
Net cash inflow from financing activities	106,411	3,203
Increase/(decrease) in cash and cash equivalents	55,618	(23,989)

Operating activities

Net cash outflow from operating activities was reduced by £10.3 million for the six months ended June 30, 2024 compared with the prior period. This was mainly due to the receipt of the AstraZeneca of £7.9 million milestone in 2024.

Investing activities

Net cash outflow from investing activities relates to purchases of U.S. treasury bills for the three and six months ended June 30, 2024. The same period in 2023 reflected both purchases and redemptions of U.S. treasury bills.

Financing activities

During the six months ended June 30, 2024, we raised a total of £113.1 million before deducting £6.5 million in placement agent fees and other expenses related to the sale of ADSs pursuant to the at-the-market facility and our February 2024 private placement.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest to grow our product pipeline, hire additional employees and increase research and development expenses.

Additionally, as a public company listed on Nasdaq, we incur significant additional audit, legal and other expenses. We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, at least for the next twelve months from the date of this Report.

Our future funding requirements will depend on many factors, including but not limited to:

•
the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;
•
the extent of success in our early preclinical and clinical-stage research programs, which will determine the amount of funding required to further the development of our product candidates;
•
the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
•
the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;
•
the outcome, timing and cost of regulatory approvals of our product candidates;
•
the cost and timing of establishing sales, marketing and distribution capabilities; and

•
the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and do not currently have, any off-balance sheet arrangements.

Contractual Obligations and Commitments

The following table summarizes our contractual commitments and obligations as of June 30, 2024 and December 31, 2023.

	June 30, 2024	Dec 31, 2023
	£000s	£000s
Lease liability - Non-current	0	93
Lease liability - Current	184	179
Total lease liability	184	272

The lease liability recognized on the balance sheet comprises our London office, which was renegotiated upon completion of the original term, with the new term beginning in September 2022. There are two short-term leases in Berlin, Germany and a lease in New Jersey, United States, not included in the "lease liability" line of the chart above. Both leases in Berlin are on a rolling contract basis with either party being able to end the lease with a cancellation notice period of 11.5 months, while the leases in the United States are on a rolling contract basis with a notice period of three months, thus allowing exemption using the practical expedient.

At June 30, 2024, we had a gross commitment on its office rental in Berlin, Germany and in the United States equal to £0.4 million (December 31, 2023: £0.4 million) in the next year. No amounts are payable after more than one year.

We have agreed to make payments to CROs and manufacturers under various CRO and manufacturing agreements that generally provide for our ability to terminate on short notice. We have not included any such contingent payment obligations in the table above as the amount, timing and likelihood of such payments are not fixed or determinable.

RISK FACTORS

Our business has significant risks. You should carefully consider the risk factors set out in Part I, Item 3D “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2023 and the disclosures set out in this Report, including our unaudited condensed consolidated financial statements and the related notes, before making an investment decision regarding our securities. The risks and uncertainties described are those significant or material risk factors currently known and specific to us that we believe are relevant to our business, results of operations and financial condition. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also impair our business, results of operations and financial condition.

As of and for the periods ended June 30, 2024, there have been no material changes from the risk factors previously disclosed by us in Part I, Item 3D. Risk Factors of our Annual Report on Form 20-F for the year ended December 31, 2023.